

Fenics Execution, LLC

STATEMENT OF FINANCIAL CONDITION

Fenics Execution, LLC
December 31, 2020
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68606

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/20_____ AND ENDING _____12/31/20_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Fenics Execution, LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
_____
(No. and Street)

New York   New York   10041
_____
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

       Steven Bisgay   212-294-7849
_____
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – if individual, state last, first, middle name)

5 Times Square   New York   New York   10036-6530
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (11-05)

AFFIRMATION

I, Steven Bisgay, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Fenics Execution, LLC (the "Company"), as of December 31, 2020, is true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Steven Bisgay
Chief Financial Officer

STATE OF NEW YORK   )
                              SS.:
COUNTY OF NEW YORK   )

On this 26th day of February, 2021, Steven Bisgay, to me known and known to me to be the person described in and who executed the foregoing instrument and he acknowledged to me that he executed the same.



Notary Public

This report contains (check all applicable boxes):

☑ Facing Page
☑ Report of Independent Registered Public Accounting Firm.
☑ Statement of Financial Condition.
☐ Statement of Operations.
☐ Statement of Cash Flows.
☐ Statement of Changes in Member's Interest.
☑ Notes to Statement of Financial Condition.
☐ Computation of Net Capital Pursuant to Rule 15c3-1.
☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☑ An Oath or Affirmation.
☐ A copy of the SIPC Supplemental Report.
☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and Management of Fenics Execution, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fenics Execution, LLC (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

February 26, 2021


Fenics Execution, LLC

Statement of Financial Condition

December 31, 2020

(In Thousands)


Assets

Cash and cash equivalents	$	178
Total assets	$	178

Liabilities and Member's Interest

Commitments and contingencies (Note 2)

Member's interest	$	178
Total liabilities and member's interest	$	178


See notes to statement of financial condition


Fenics Execution, LLC

Notes to Statement of Financial Condition

December 31, 2020

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business – Fenics Execution, LLC (the "Company") is a New York Limited Liability Company and an indirect, wholly-owned subsidiary of BGC Partners, Inc. ("BGC"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"). The Company has been inactive since registration and has not participated in any securities transactions.

Basis of Presentation – The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates – Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Income Taxes – The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed, in accordance with the requirements of U.S. GAAP Accounting Standards Codification Topic 740, Income Taxes.

Recently Adopted Accounting Pronouncements – In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326)— *Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. Subsequent amendments issued by the FASB during

Fenics Execution, LLC

Notes to Statement of Financial Condition (continued)

December 31, 2020

(In Thousands)

1. General and Summary of Significant Accounting Policies (continued)

2018 and 2019 in ASU No. 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses* ASU No. 2019-04, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments*, ASU No. 2019-05, *Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief*. and ASU No. 2019-11, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses* provided additional guidance with regards to the application of the credit losses standard. The amendments in ASUs No. 2018-19, 2019-04, 2019-05 and 2019-11 were required to be adopted concurrently with the guidance in ASU No. 2016-13. The Company adopted the standards on their required effective date beginning January 1, 2020 using a modified retrospective approach. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

New Accounting Pronouncements – In December 2019, the FASB issued ASU No. 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The ASU is part of the FASB's simplification initiative; and it is expected to reduce cost and complexity related to accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740, Income Taxes related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period if applicable, the allocation of consolidated income tax expense to separate financial statements of entities not subject to tax and the recognition of deferred tax liabilities for outside basis differences. The new guidance also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. The new standard became effective for the Company beginning January 1, 2021 and with certain exceptions, will be applied prospectively. Adoption of ASU 2019-12 is not expected to have a material impact on the Company's statement of financial condition.

2. Commitments and Contingencies

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2020, no such claims or actions have been brought against the Company and therefore no reserves were recorded.

2. Commitments and Contingencies (continued)

Legal reserves are established in accordance with U.S. GAAP guidance on ASC Topic 450, *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Coronavirus Disease 2019 (COVID-19) Pandemic – Management has evaluated the impact of the COVID-19 pandemic on the industry and concluded that, while it is reasonably possible that the virus could have an effect on the Company's financial condition, the specific impact is not readily determinable as of the date of the statement of financial condition. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

3. Related Party Transactions

BGC provides the Company with administrative services and other support for which they charge the Company based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, legal, audit, and technology services.

4. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute its net capital using the basic method, which requires the maintenance of minimum net capital equal to the greater of $100 or 6-2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $178, which was $78 in excess of its required net capital.

5. Subsequent Events

The Company has evaluated subsequent events through the date the statement of financial condition was issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.